Mail Stop 4561

May 29, 2007

Brian M. Beattie
Chief Financial Officer
Synopsys, Inc.
700 East Middlefield Road
Mountain View, CA 94043

      Re: **Synopsys, Inc.**
               Form 10-K for the Year Ended October 31, 2006
               Form 10-Q for the Quarterly Period Ended January 31, 2007
               Form 8-K filed February 21, 2007
               File No. 000-23043

Dear Mr. Beattie:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Stephen Krikorian
               Accounting Branch Chief